SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

TRI POINTE HOMES, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

87265H109

(CUSIP Number)

Devin W. Stockfish

Senior Vice President, General Counsel and Corporate Secretary

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98063

Telephone: (253) 924-2802

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Richard Hall, Esq. and Erik Tavzel, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

July 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d.-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 87265H109

(1)	NAMES OF REPORTING PERSONS Weyerhaeuser Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 91-0470860
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON CO

Explanatory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this amendment (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on November 13, 2013 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”). The Original 13D was filed by Weyerhaeuser Company, a Washington corporation. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2(c) of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

Following the consummation of the Merger, Schedule A hereto, which is incorporated herein by reference, has been updated.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 7, 2014, Merger Sub merged with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of the Issuer. Upon the consummation of the Merger, the Voting Agreements automatically terminated pursuant to their terms and are of no further force or effect. By reason of the termination of the Voting Agreements, Weyerhaeuser no longer may be deemed to be the beneficial owner of the Subject Shares.

ITEM 4.	PURPOSE OF TRANSACTION

Items 4(a) and (b) of the Original 13D are hereby amended and supplemented by adding the following at the end thereof:

On July 7, 2014, Merger Sub merged with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of the Issuer. Upon the consummation of the Merger, the Voting Agreements automatically terminated pursuant to their terms and are of no further force or effect. By reason of the termination of the Voting Agreements, Weyerhaeuser no longer may be deemed to be the beneficial owner of the Subject Shares.

Item 4(c) of the Original 13D is hereby amended and replaced in its entirety with the following:

Upon the consummation of the Merger, pursuant to the terms of the Transaction Agreement, the size of the Board of Directors of the Issuer (the “Board”) increased from seven to nine directors. Weyerhaeuser selected Daniel S. Fulton, Lawrence B. Burrows, Constance B. Moore and Kristin F. Gannon to join the Board.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (e) of the Original 13D are hereby amended and supplemented by adding the following at the end thereof:

On July 7, 2014, Merger Sub merged with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of the Issuer. Upon the consummation of the Merger, the Voting Agreements automatically terminated pursuant to their terms and are of no further force or effect. By reason of the termination of the Voting Agreements, Weyerhaeuser no longer may be deemed to be the beneficial owner of the Subject Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEYERHAEUSER COMPANY,

by	/s/ Devin W. Stockfish
	Name:	Devin W. Stockfish
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: July 14, 2014

SCHEDULE A

The following is a list of the directors and executive officers of Weyerhaeuser, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Except as indicated below, all directors and officers listed below are citizens of the United States.

Board of Directors of Weyerhaeuser

Name	Position	Present Principal Occupation

Charles R. Williamson	Chairman of the Board	Retired Executive Vice President, Chevron Corporation

Doyle R. Simons	Director	President and Chief Executive Officer, Weyerhaeuser Company

Debra A. Cafaro	Director	Chairman and Chief Executive Officer, Ventas, Inc.

Mark A. Emmert	Director	President, National Collegiate Athletic Association

John I. Kieckhefer	Director	President, Kieckhefer Associates Inc.

Wayne W. Murdy	Director	Retired Chairman and Chief Executive Officer, Newmont Mining Corporation

Nicole W. Piasecki	Director	Vice President and General Manager of the Propulsion Systems Division, Boeing Commercial Airplanes.

Richard H. Sinkfield	Director	Senior Partner, Rogers & Hardin LLP

D. Michael Steuert	Director	Retired Senior Vice President and Chief Financial Officer, Fluor Corporation

Kim Williams	Director	Retired Senior Vice President, Wellington Management Company LLP

The business address of each director of Weyerhaeuser is 33663 Weyerhaeuser Way South, Federal Way, Washington 98063.

Executive Officers of Weyerhaeuser

Name	Position and Present Principal Occupation

Doyle R. Simons	President and Chief Executive Officer

Patricia M. Bedient	Executive Vice President and Chief Financial Officer

Adrian M. Blocker	Senior Vice President, Lumber

Srinivasan Chandrasekaran	Senior Vice President, Cellulose Fibers

Denise M. Merle	Senior Vice President, Human Resources

Devin W. Stockfish	Senior Vice President, General Counsel and Corporate Secretary

Catherine I. Slater	Senior Vice President, Engineered Lumber Products and Distribution

Rhonda Hunter	Senior Vice President, Timberlands

The business address of each executive officer of Weyerhaeuser is 33663 Weyerhaeuser Way South, Federal Way, Washington 98063.